Exhibit 99.1

TowerJazz Raises $100 Million in Debentures Offering

Issues New Series F Debentures due 2015-2016

Migdal-Haemek, Israel, October 27, 2010 – TowerJazz, the global specialty foundry leader, today announced the completion of its previously announced fundraising in Israel, following a public tender executed today resulting in excess demand of 150%.

TowerJazz raised an aggregate of approximately NIS 380 million through the issuance of new Series F debentures. The debentures were issued at 96% of par value.

The series F convertible debentures are  linked to the US dollar, bear  interest of 7.8 percent per annum, payable semi-annually on June 30 and on December 31 of each year through 2016, commencing December 31, 2010, and are convertible into the Company’s ordinary shares commencing September 2012 at about 20 percent premium over the Company’s ordinary shares.

The placement agents acted in the transaction were Leader Issuances (1993) Ltd., Clal Finance Underwriting Ltd, Leumi Partners Underwriters Ltd., Apax Underwriting Management and Issuances Ltd., Poalim I.B.I – Underwriting and Issuances Ltd. and Barak Capital Underwriting Ltd.

Russell Ellwanger, TowerJazz CEO, stated: “With this $100 million fund raising, we completed the comprehensive debt restructure carried out over the past several months. This restructure comprised the extension of the $45 million Wells-Fargo credit lines, $80 million Jazz level bonds exchange to bonds due in 2015, $50 million pay down and restructure of the remaining $160 million Israeli banks debt to a long term loan and this deal. The composite has created a new balance sheet with zero bank loans’ principal due during the coming 3 years, servable debt ratios and a cash balance which will enable quick execution on synergistic business opportunities. I am extremely excited that sophisticated investors have expressed such strong confidence in our business model and belief in our future success by investing $100 million in newly issued long-term debentures. We received extreme positive feedback from the many investors who we met during the recent road show.  With the new balance sheet, debt ratios, cash balance and $500 million annualized quarterly revenue run rate, we are in a financial and business position unlike any in our company's history and are fully focused to fulfill our corporate vision ‘to be the world leader in specialty foundry solutions as measured by our customers, employees and investors’.”

TowerJazz thanks its counsel, David Schapiro, a partner of the Law Firm of Yigal Arnon & Co. and Rami Chalaf, a partner of the Accounting Firm of Deloitte Brightman Almagor Zohar.

The series F debentures will be listed for trading on the TASE, will be offered in Israel only, and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the series F debentures.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS  capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Investor Relations Contact:
Levi Noit
+972 4 604 7066
noit.levi@towerjazz.com